UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Eyenovia, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

30234E 104

(CUSIP Number)

Tsontcho Ianchulev

295 Madison Avenue, Suite 2400

New York, NY 10017

917-289-1117

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30234E 104

1	Names of Reporting Persons. Tsontcho Ianchulev
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF(1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,504,755(1)
	8	Shared Voting Power 752,667(2)
	9	Sole Dispositive Power 1,504,755(1)
	10	Shared Dispositive Power 752,667(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,257,422(1) (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.3% (3)
14	Type of Reporting Person IN

(1)	Includes (i) 579,895 shares of common stock, (ii) 863,037 shares of common stock underlying options that are exercisable within 60 days of the date of this report and (iii) 61,823 shares of common stock underlying warrants held by Dr. Tsontcho Ianchulev directly that are exercisable within 60 days of the date of this report.

(2)	Includes (i) 6,000 shares of common stock held by the Meliora Trust and (ii) 606,667 shares of common stock and 140,000 shares of common stock underlying options held by Private Medical Equity, Inc. that are exercisable within 60 days of the date of this report. Dr. Ianchulev and his wife are trustees and beneficiaries of the Meliora Trust. He is one of the two principal shareholders of Private Medical Equity, Inc. and, therefore, may be deemed to have beneficial ownership of the shares of common stock held by Private Medical Equity, Inc.

(3)	Calculated based on 36,112,987 shares of common stock outstanding as of November 10, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2022.

CUSIP No. 30234E 104

SCHEDULE 13D

This Amendment No. 6 on Schedule 13D (“Amendment No. 6”) amends and supplements the Schedule 13D, dated February 14, 2018, which relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Eyenovia, Inc. (the “Issuer”), as previously amended on Schedule 13D/A, dated January 2, 2019, July 11, 2019, August 13, 2020, August 19, 2020 and November 20, 2020 (as amended, the “Schedule 13D”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 6. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer

There are no changes to the Item 1 information previously filed.

Item 2.	Identity and Background

Item 2 sections (a), (b) and (c) are hereby amended and restated in their entirety below:

(a)     This statement is being filed by Dr. Tsontcho Ianchulev, the Chairman of the Issuer’s Board of Directors (“Board”).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

(b)    The business address of Dr. Ianchulev is 295 Madison Avenue, Suite 2400, New York, NY 10017.

(c)     Dr. Ianchulev’s principal occupation is his work as an ophthalmologist and serving as the Chairman of the Issuer’s Board.

Item 3.	Source and Amount of Funds or Other Consideration

There are no changes to the Item 3 information previously filed.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Dr. Ianchulev has entered into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Plan”), a copy of which is attached hereto as Exhibit 3. Pursuant to the Plan, sales of up to 579,895 shares of Common Stock may be effected from time to time in accordance with the terms and conditions of the Plan. The sale of shares of Common Stock under the Plan is subject to minimum price parameters included in the Plan, and there is no assurance that any shares of Common Stock will be sold under the Plan.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person (on the basis of a total of 36,112,987 shares of Common Stock outstanding as of November 10, 2022) are as follows:

a)		Amount beneficially owned: 2,257,422	Percentage: 6.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	1,504,755(1)
	ii.	Shared power to vote or to direct the vote:	752,667(2)
	iii.	Sole power to dispose or to direct the disposition of:	1,504,755(1)
	iv.	Shared power to dispose or to direct the disposition of:	752,667(2)

(1)	Includes (i) 579,895 shares of Common Stock, (ii) 863,037 shares of Common Stock underlying options that are exercisable within 60 days of the date of this report and (iii) 61,823 shares of Common Stock underlying warrants held by Dr. Ianchulev directly that are exercisable within 60 days of the date of this report.

(2)	Includes (i) 6,000 shares of Common Stock held by the Meliora Trust and (ii) 606,667 shares of Common Stock and 140,000 shares of Common Stock underlying options held by Private Medical Equity, Inc. that are exercisable within 60 days of the date of this report. Dr. Ianchulev and his wife are trustees and beneficiaries of the Meliora Trust. He is one of the two principal shareholders of Private Medical Equity, Inc. and, therefore, may be deemed to have beneficial ownership of the shares of Common Stock held by Private Medical Equity, Inc.

(c)       Each of the required transactions described in this Item 5(a) were reported on Forms 4 filed by Dr. Ianchulev with the SEC pursuant to Section 16 of the Act and are available on the SEC’s website at www.sec.gov. The information reported in such filings is expressly incorporated herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no changes to the Item 6 information previously filed, except as set forth in response to Item 4 hereof.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

Exhibit No.	Description

Exhibit 3	Rule 10b5-1 Trading Plan.

CUSIP No. 30234E 104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2023	/s/ Tsontcho Ianchulev
Tsontcho Ianchulev